Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Perrigo Company

Subject Company: Elan Corporation, plc

Commission File No.: 001-13896

28 August, 2013

Perrigo Company

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended), Perrigo Company confirms that as of today its issued share capital comprised 94,235,102 common shares with no par value (the “Common Shares”). All of the Common Shares are admitted to trading on New York Stock Exchange under the ticker symbol PRGO. The International Securities Identification Number for these securities is US7142901039.

The Directors of Perrigo Company accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Perrigo Company may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

ENQUIRIES

Perrigo Company

Todd Kingma

General Counsel and Company Secretary

Tel: +1 (269) 686 1941